EXHIBIT 23.1

                       CONSENT OF INDEPENDENT ACCOUNTANTS

The Board of Directors
NeoMedia Technologies, Inc:

We consent to the use of our report dated March 12,1999, which appears in the Annual Report on Form 10-KSB of NeoMedia Technologies, Inc. (the "Company") for the year ended December 31, 1998, which Annual Report is incorporated by reference herein.

Our report contains an explanatory paragraph that states that the Company has suffered recurring losses from operations, has a significant accumulated deficit, and a working capital deficiency that raise substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                                                   /s/ KPMG LLP

July 21, 1999
Miami, Florida